08028111

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC Mail Processing Section

FEB 28 2008

Washington, DC 111

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange
Act of 1934 and Rule 17a-5 Thereunder

X17A-5, Part III

REPORT FOR THE PERIOD BEGINNING: **JANUARY 1, 2007** AND ENDING: **DECEMBER 31, 2007**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

STOUT RISIUS ROSS ADVISORS, L.L.C.

FOR OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32255 NORTHWESTERN HIGHWAY, SUITE 201
(No. and Street)

(City)	(State)	(Zip Code)
FARMINGTON HILLS	**MICHIGAN**	**48334**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Name)	(Phone Number)
RICHARD J. FLYNN	**(312) 752-3324**

B. ACCOUNTANT IDENTIFICATION

PROCESSED

MAR 21 2008

THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name . . . if individual, state last, first, middle name)

CLAYTON & McKERVEY, P.C.
(Accounting Firm)

2000 TOWN CENTER, SUITE 1800
(No. and Street)

(City)	(State)	(Zip Code)
SOUTHFIELD	**MICHIGAN**	**48075**

CHECK ONE:

- ☑ CERTIFIED PUBLIC ACCOUNTANT
- ☐ PUBLIC ACCOUNTANT
- ☐ ACCOUNTANT NOT RESIDENT IN UNITED STATES OR ANY OF ITS POSSESSIONS

TA 3/14

OATH OR AFFIRMATION

I, Richard J. Flynn, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of STOUT RISIUS ROSS ADVISORS, L.L.C., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Richard J. Flynn

Managing Director

Subscribed and sworn to before me
this 27TH date of FEBRUARY 2008

Melissa E. Shrewsbury

Notary Public

OFFICIAL SEAL
MELISSA E SHREWSBURY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/10/12

This report contains (check all applicable boxes)

- ☑ (a) Facing Page
- ☑ (b) Statement of financial condition
- ☑ (c) Statement of income (loss)
- ☑ (d) Statement of cash flows
- ☑ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors
- ☑ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation
- ☐ (m) A copy of the SIPC supplemental report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

STOUT RISIUS ROSS ADVISORS, L.L.C.

FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2007 and 2006

CONTENTS

Clayton & McKervey P.C. | CPAs

INDEPENDENT AUDITORS' REPORT

Members
STOUT RISIUS ROSS ADVISORS, L.L.C.
Southfield, Michigan

We have audited the accompanying statements of financial condition of STOUT RISIUS ROSS ADVISORS, L.L.C., (the "Company") as of December 31, 2007 and 2006, and the related statements of income (loss), changes in member's equity, and cash flows for the years ending December 31, 2007 and 2006, that is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position for STOUT RISIUS ROSS ADVISORS, L.L.C. at December 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CLAYTON & McKERVEY, P.C.

Clayton & McKervey, P.C.

February 21, 2008

STOUT RISIUS ROSS ADVISORS, L.L.C.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31

	2007	2006
ASSETS		
Cash and cash equivalents	$ 219,015	$ 216,924
Cash segregated under central registration depository	363	1,154
Billed and unbilled receivables from customers	31,825	43,370
Organizational costs (net of accumulated amortization of $9,396 for 2007 and $7,047 for 2006)	2,349	4,698
Prepaid expenses	10,119	11,200
TOTAL ASSETS	$ 263,671	$ 277,346

	2007	2006
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$ 6,718	$ 5,519
Due to parent	23,743	0
Accrued vacation and other	36,450	138,125
Member's equity	196,760	133,702
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 263,671	$ 277,346

The accompanying notes are an integral part of these financial statements.

STOUT RISIUS ROSS ADVISORS, L.L.C.
STATEMENTS OF INCOME (LOSS)
YEARS ENDED DECEMBER 31

	2007	2006
REVENUES:		
Investment banking	$ 2,469,846	$ 2,683,550
Interest income	25,460	12,970
Miscellaneous income	35,000	0
Total revenues	2,530,306	2,696,520
EXPENSES:		
Employee compensation and benefits	2,655,259	3,074,060
Advertising	245,060	345,646
Computer	34,055	42,321
Continuing education	13,793	14,056
Library and subscriptions	83,341	106,966
Amortization	2,348	2,348
Recruiting and employee relations	39,272	31,534
Unrecovered client costs	11,946	12,483
Management fees	200,000	324,000
Rent	95,683	136,002
Cell phones	13,751	17,760
Professional dues and licenses	12,907	17,260
Business insurance	933	0
Professional fees	37,311	28,078
Other	4,039	6,178
Total expenses	3,449,698	4,158,692
NET LOSS	$ (919,392)	$(1,462,172)

The accompanying notes are an integral part of these financial statements.

STOUT RISIUS ROSS ADVISORS, L.L.C.
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
YEARS ENDED DECEMBER 31

Balance at January 1, 2006	$ 655,720
Net loss for the year ended December 31, 2006	(1,462,172)
Capital contributed	940,154
Balance at December 31, 2006	**$ 133,702**
Net loss for the year ended December 31, 2007	(919,392)
Capital contributed	982,450
Balance at December 31, 2007	**$ 196,760**

The accompanying notes are an integral part of these financial statements.

STOUT RISIUS ROSS ADVISORS, L.L.C.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (919,392)	$(1,462,172)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:		
Amortization	2,349	2,349
Net changes in assets and liabilities from operations:		
Cash segregated under central registration depository	791	(449)
Billed and unbilled receivables from customers	11,545	7,245
Prepaid expenses	1,081	7,540
Accounts payable	1,199	(44,075)
Accrued vacation and other	(101,675)	17,821
Due to parent	23,743	0
Retainers	0	(20,000)
Net cash provided by (used in) operating activities	(980,359)	(1,491,741)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributed	982,450	940,154
Net cash provided by financing activities	982,450	940,154
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	2,091	(551,587)
CASH AND CASH EQUIVALENTS		
Beginning of year	216,924	768,511
End of year	$ 219,015	$ 216,924

The accompanying notes are an integral part of these financial statements.

NOTE A: NATURE OF OPERATIONS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides investment banking and advisory services and has registered offices of Supervisory Jurisdiction in the States of Michigan and Illinois.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ownership/Financial Statement Presentation
STOUT RISIUS ROSS ADVISORS, L.L.C. is owned entirely by Stout Risius Ross, Inc. The financial statements do not include the accounts of Stout Risius Ross, Inc., nor any other companies owned directly or indirectly by it, nor have intercompany accounts and transactions been eliminated.

Use of Estimates
The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking
Investment banking revenues include fees earned from providing merger, acquisition, divestiture, corporate finance, and strategic advisory services.

Partnership – Income Tax Status
The Company, with the consent of its member, has elected under the Internal Revenue Code to be a single member limited liability company and accordingly, all income or loss is included on the tax return of the parent company. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

Emerging GAAP
The accounting principles governing the reported amounts, presentation and related disclosures are subject to change from time to time based on new pronouncements and/or rules issued by various governing bodies.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109". The Interpretation clarifies the accounting for uncertainty in income taxes recognized in a

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Emerging GAAP, continued
Company's financial statements in accordance with FASB Statement No. 109 "Accounting for Income Taxes". The Interpretation is effective for fiscal years beginning after December 15, 2007. The Company has not early adopted the provisions of this pronouncement and the effect on the Company's results of operations and financial position resulting from the adoption of this pronouncement has not been determined.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 "Fair Value Measurements", and in February 2007, Statement of Financial Accounting Standards No. 159 "The Fair Value Option for Financial Assets and Liabilities". These Statements provide guidance on accounting for certain items at fair value in the financial statements. Statement No.'s 157 and 159 are effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not early adopted the provisions of these pronouncements and the effect on the Company's results of operations and financial position resulting from the adoption of these pronouncements has not been determined.

Contingencies
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed. The Company does not have any contingencies at December 31, 2007 or 2006.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Amortization
Organizational costs have been recorded and are being amortized on a straight line basis over five years.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
As a part of the basic financial statements, the SEC requires a statement showing the increases and decreases to subordinated liabilities for each year reported. No subordinated liabilities existed at any time during the year, and therefore, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been prepared.

Advertising
The Company expenses advertising production costs as they are incurred. Total advertising expenses for the years ended December 31, 2007 and 2006 totaled $245,060 and $345,646, respectively.

NOTE C: CASH AND CASH EQUIVALENTS

The Company maintains its cash in a bank deposit account with a financial institution. The Federal Deposit Insurance Corporation insures up to $100,000 of the account. The bank accounts, at times, may exceed federally insured limits. The Company has not experienced any losses. Cash and cash equivalents include all highly liquid debt instruments purchased with a maturity of three months or less.

NOTE D: CASH SEGREGATED UNDER CENTRAL REGISTRATION DEPOSITORY

Cash of $363 and $1,154 was segregated and maintained under a separate account under an agreement with the FINRA for the years ended December 31, 2007 and 2006, respectively. The account is established to pay for regulatory and customary expenses to comply with the FINRA.

NOTE E: BANK LOANS

The Company's parent company, Stout Risius Ross, Inc., has entered into a loan agreement with a bank, whereas certain assets of the Company are collateral for this loan. The Company's parent company had $500,000 and $0 due to the bank for the years ended December 31, 2007 and 2006, respectively.

NOTE F: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2007, the Company had net capital of $152,104, which was $147,104 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital is 2.01 to 1. At December 31, 2006, the Company had net capital of $73,280, which was $63,704 in excess of its required net capital of $9,576. The percentage of aggregate indebtedness to net capital is 2.25 to 1.

NOTE G: SCHEDULE I

STOUT RISIUS ROSS ADVISORS, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	2007	2006
Net capital		
Total member's equity	$ 196,760	$ 133,702
Deduct member's equity not allowable for net	0	0
Total member's equity qualified for net capital	196,760	133,702
Add:		
Subordinated borrowings allowable in computation of net capital	0	0
Other (deductions) or allowable credits	0	0
Total capital and allowable subordinated borrowings	196,760	133,702
Deductions and/or charges:		
Nonallowable assets:		
Cash segregated under central registration depository	(363)	(1,154)
Organizational costs	(2,349)	(4,698)
Billed and unbilled receivables from customers	(31,825)	(43,370)
Prepaid expenses	(10,119)	(11,200)
Secured demand note deficiency	0	0
Commodity future contracts	0	0
Other deductions or charges	0	0
	(44,656)	(60,422)
Other additions or charges	0	0
Net capital before haircuts on securities positions (tentative net capital)	152,104	73,280
Haircuts on securities		
Contractual securities commitments	0	0
Securities collateralizing secured demand notes	0	0
Trading and investment securities	0	0
	0	0
Net capital	$ 152,104	$ 73,280

NOTE G: SCHEDULE I, Continued

	2007	2006
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable	$ 6,718	$ 5,519
Due to parent	23,743	0
Accrued vacation and other	36,450	138,125
Drafts for immediate credit	0	0
Market value of securities borrowed for which no equivalent value is paid or credited	0	0
Other unrecorded amounts	0	0
Total aggregate indebtedness	$ 66,911	$ 143,644
Computation of basic net capital requirement Minimum net capital required:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 4,461	$ 9,576
Minimum dollar net capital requirement of reporting entity	5,000	5,000
Net capital requirement (greater of the two above amounts)	$ 5,000	$ 9,576
Excess net capital at 1,500 percent	$ 33,300	$ 63,704
Ratio: Aggregate indebtedness to net capital	2.01 to 1	2.25 to 1

No material differences exist between the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission on Schedule I in Note G and the broker-dealer's unaudited filing of Part IIA Quarterly 17a-5(a) FOCUS report for the period ending December 31, 2007.

NOTE H: REQUIRED SUPPLEMENTARY SCHEDULES

Certain supplementary schedules are required to be filed with the financial statements. These supplementary schedules are required to be presented in the format required by SEC rules and required to be filed as a part of the broker-dealer's FOCUS report. The following required supplementary schedules were not prepared because they did not apply:

- **Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 -** Pursuant to Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934, the Company is exempt from the reserve requirements set forth. The Company is a limited business and does not carry customer accounts.

- **Information Relating to Possession or Control Requirements Under Rule 15c3-3 -** This schedule discloses the number of security positions and the related market value of securities required to be in possession or control that had not been reduced to possession or control in the proper timeframe because (a) properly issued segregation instructions were not acted upon or (b) segregation instructions were not issued. The Company does not possess or control securities, therefore, this schedule does not apply.

- **Schedules of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act -** This schedule shows the computation of the amount of funds that must be segregated for customer's trading on U.S. commodity exchanges and the total funds segregated by the broker-dealer to meet those requirements. The secured amount schedule shows the computation of funds required to be set-aside in separate accounts for customers trading on non-U.S. commodity exchanges and the amount of funds in such separate accounts. The Company does not maintain any of these funds and therefore, this schedule does not apply.

NOTE I: RELATED PARTY TRANSACTIONS

The Company has cost sharing agreements with its parent company and a company related through common ownership. The agreements can be terminated by any party. The Company reached a new expense agreement on September 1, 2007, with the parent in which the Company will only pay expenses that are exclusively attributable to the operations of the Company. The parent will be responsible for office supplies, computers and related technological support, banking fees, liability insurance, facility rent and utilities, telephones, taxes, marketing, general business and property insurance, administrative support and other expenses not directly attributable to the Company or not required by regulation to be paid by the Company directly. The parent paid approximately $4,800 from September 1 through December 31, 2007 per the terms of the expense agreement.

NOTE I: RELATED PARTY TRANSACTIONS, Continued

The previous expense agreement addressed expenses as follows:

- The Company shall reimburse the parent for all direct expenses such as licensing, registration fees, banking fees, professional fees, liability insurance, and other expenses directly attributable to the company.
- The Company shall pay the parent a monthly fee of $25,000 for 2007 and $27,000 for 2006 for the reimbursement of shared expenses. These fees are for the costs of office facility rent and utilities, office supplies, computers and related technology support, telephones, taxes, marketing, general business and property insurance, and administrative support. The fee was terminated on September 1, 2007 when the Company and the parent reached a new expense agreement.

For the years ended December 31, 2007 and 2006, the Company paid $200,000 and $324,000, respectively, to its parent for shared expenses. In addition, as of December 31, 2007 and 2006, the Company had $23,743 and $0, respectively, due to its parent which is recorded in accounts payable.

A company related through common ownership distributed payroll for the Company. The related company distributed payroll in 2006 and until terminated in September 2007.

REPORT ON INTERNAL CONTROL

Members
STOUT RISIUS ROSS ADVISORS, L.L.C.
Farmington Hills, Michigan

In planning and performing our audit of the financial statements and supplemental schedules of STOUT RISIUS ROSS ADVISORS, L.L.C. (the "Company"), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members
STOUT RISIUS ROSS ADVISORS, L.L.C.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be not used by anyone other than these specified parties.

CLAYTON & McKERVEY, P.C.

Clayton & McKervey, P.C.

February 21, 2008

END